

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2013

<u>Via Email</u>
Mile T. Kurta
Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York 10036

> **Re: Aurizon Mines Ltd.**
> **Amendment 14 to Schedule TO-T filed March 7, 2013**
> **Filed by Alamos Gold Inc.**
> **SEC File No. 5-78974**

Dear Mr. Kurta:

This letter serves to memorialize our telephone conversations today and on March 11, 2013 regarding our concerns with statements made by and attributed to Alamos President and Chief Executive Officer John A. McCluskey. In an interview with The Business News Network on March 5, 2013 which was aired on March 6, 2013, Mr. McCluskey erroneously stated that as of noon on March 5, 2012, approximately 30% of the Aurizon shares had been tendered into the Alamos offer. As we discussed, this figure is incorrect; however, even had it been correct with respect to the number of shares tendered as of that date and time, we would expect that a complete presentation would note that withdrawal rights are provided throughout the term of the offer, such that the number of shares tendered on any given date could decrease throughout the term of the offer. We note the corrective press release dated today appearing on Alamos' web site. Please file that press release promptly as tender offer materials.

In addition to The Business Week interview referenced above, Mr. McCluskey was also interviewed for an article appearing yesterday in the Financial Post. Based on an that interview, the Financial Post article states that Alamos already owns 16% of Aurizon's shares "and claims that four key Aurizon shareholders plan to tender into its offer instead of Hecla's." Given the 33% figure needed to block Hecla's proposed alternate acquisition transaction, we continue to have concerns about vague claims of "support" for Alamos' offer. Specifically, we direct your attention to our comment letter dated March 7, 2013, where (in comments 3 and 4) we asked you to provide additional clarifying information regarding such claims, including the identity of the relevant shareholders, the percentage of Aurizon shares they own, the non-binding nature of any "support" for Alamos' offer and the fact that such shareholders have apparently not yet tendered into your offer.

Given the contested nature of your offer, the fact that an alternate acquisition transaction is being considered by Aurizon shareholders, and the fact that such alternate transaction would effectively be blocked if Alamos acquires 33% of Aurizon shares, we believe that the statements and information cited above and in our comment letter dated March 7, 2013 is problematic. Your corrective press release of today's date addresses some but not all of our issues; however, we are concerned that information of a similar nature to that which we objected is continuing to appear in the press.

Please let us know how you will address this matter going forward. In addition, please tell us when you will respond fully to the issues raised in our letter dated March 7, 2013.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions